Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports $8.9 Million Adjusted Earnings in Q3, 2011;
Revenues Up 93%, Cash Costs Per Oz Down 18% Compared to Q3, 2010;
3rd Quarter Conference Call at 10:00 am PST, Thursday, November 3, 2011
__________________________________________________________________

Vancouver, Canada – November 2, 2011 - Endeavour Silver Corp. (TSX:EDR)(NYSE:EXK)(FRANKFURT:EJD) announced today its financial and operating results and unaudited financial statements for the Third Quarter, 2011.  Endeavour owns and operates two high-grade, underground, silver-gold mines in Mexico, the Guanacevi Mines in Durango State and the Guanajuato Mines in Guanajuato State.

The Company reported record adjusted earnings (a non-IFRS measure) of $8.9 million ($0.10 per share) in the Third Quarter, 2011.  Net Earnings (an IFRS measure) were $3.1 million and operating cash-flow was $14.3 million from revenues totaling $38.8 million.  Silver sales averaged $40.72 per ounce (oz) and the Company’s cash cost of production was $5.03 per oz of silver net of gold credits in Q3, 2011.

Highlights of Third Quarter, 2011 (Compared to Q3, 2010)

•	Adjusted Earnings (non-IFRS measure) rose to $8.9 million ($0.10 per share) compared to $4.8 million loss (see IFRS comment below)
•	Net Earnings increased to $3.1 million ($0.04 per share) compared to $9.6 million loss
•	EBITDA gained 494% to $13.8 million ($0.16 per share) compared to a Loss of $3.5 million.
•	Operating Cash-Flow jumped 191% to $14.3 million
•	Mine Operating Cash-Flow climbed 194% to $27.1 million
•	Revenues escalated 93% to $38.8 million

•	Silver production up 8% to 858,738 oz
•	Gold production up 7% to 4,926 oz
•	Silver equivalent production up 4% to 1.04 million oz (40:1 silver: gold ratio, no base metals)
•	Realized silver price up 120% to $40.72 per oz sold, realized gold price up 35% to $1,679 per oz sold
•	Precious metals held in inventory at quarter-end included 270,536 silver oz and 2,420 gold oz
•	Cash costs fell 18% to $5.03 per oz silver produced (net of gold credits)

Bradford Cooke, Chairman and CEO, commented, “Endeavour delivered another great quarter of operating performance in Q3, 2011 which translated directly into robust financial results. Thanks to substantially higher precious metal prices and lower operating costs, our revenues, cash-flow, EBITDA and earnings continue to rise, up sharply from 2010.”

“The highlight for operations during the quarter was the completion of the Guanajuato plant expansion on time and budget by the end of Q3, 2011, which facilitated a 60% increase in the production rate in October.  The new 1,000 tpd plant circuit is now operating at capacity and the old 600 tpd circuit will continue to be utilized from time to time to top up the Q4 production rate to 1100 tpd until the year-end.”

“Management elected to not to sell all the silver and gold produced during the 3rd quarter due to the falling precious metal prices.  As a result, precious metals held in inventory at quarter-end increased

270,536 oz silver and 2,420 oz gold.  Given that silver and gold prices are already rebounding in the 4th quarter, these inventories should substantially enhance our future financial results when sold.”

“The Company continues to generate excellent drill results along the Daniela vein and other prospective targets in Guanajuato and Guanacevi.  In exploration, we currently have eight drill rigs working, three at Guanajuato, three at Guanacevi and one each at the San Sebastian project in Jalisco and the new Lomas Bayas project in Chile.  Additional results from our exploration programs are expected this quarter.”

Financial Results (see Consolidated Statement of Operations)

Revenues increased 93% to $38.8 million in Q3, 2011 (Q3, 2010 - $20.1 million) as a result of rising silver-gold production and higher precious metal prices. The Company sold 757,548 silver oz and 4,725 gold oz at average realized prices of $40.72 per oz and $1,679 per oz respectively. Costs of Sales were up 12% to $16.6 million (Q3, 2010 - $14.9 million) primarily due to higher labour costs and increased power usage offset by lower ounces sold compared to Q3, 2010.  The Company elected to hold a higher amount of bullion inventory at quarter end as silver and gold prices pulled back late in the quarter. As a result, finished goods at the end of the 3rd quarter totaled 189,131 oz silver and 1,275 oz gold in bullion and 81,405 oz silver and 1,145 oz gold in dore and concentrate (production cost $5.6 million). The September 30th quoted market value of the finished goods was $12.1 million which if sold would have substantially increased Endeavour’s revenues, cash-flow and earnings.

Mine Operating Cash-Flow increased 194% to $27.1 million (Q3, 2010 - $9.2 million) and Mine Operating Earnings rose to $22.1 million (Q3, 2010 – $5.2 million).  The Company realized positive Operating Earnings of $16.1 million (Q3, 2010 –$1.7 million), Operating Cash-Flow was $14.3 million (Q3, 2010 – $4.9 million). The Company carries a significant portion of its current assets in Canadian and Mexican currencies, which depreciated 5% and 12% respectively during the third quarter.  This short term flight to the US dollar resulted in a Foreign Exchange Loss of $4.8 million contributing to the Earnings Before Taxes were $8.9 million (Q1, 2010 –Loss of $7.4 million). Should the Canadian dollar return to par with the US dollar, the Company would have a comparable Foreign Exchange Gain.

Net Earnings were $3.1 million ($0.04 per share) for the period after deducting an Income Tax Expense of $5.9 million (Q3, 2010 – loss of $9.6 million). Net Earnings includes a mark to market derivative liability loss related to share purchase warrants issued in 2009 denominated in Canadian dollars, while the Company’s functional currency is the US dollar. Under IFRS, these warrants are classified and accounted for as financial liability at fair market value with adjustments recognized through net earnings.  The appreciation of these warrants resulted in a derivative liability loss of $5.8 million (Q3, 2010 – loss of $4.8 million).

Adjusted Earnings are $8.9 million ($0.10 per share) compared to a loss of $4.8 million in 2010 (negative $0.10 per share), excluding the derivative liability adjustments related to the warrants.

Cash Costs declined 18% to $5.03 per oz silver produced in Q3, 2011 (Q3, 2010 - $6.11 per oz) thanks to higher plant throughputs and higher gold production and gold prices, partially offset by the appreciation of the Mexican peso, and higher operating costs. Endeavour reports its cash costs according to the Silver Institute cash cost reporting guidelines.

Capital investments totaled $10.9 million in property, plant and equipment during the Third Quarter, 2011.  The main focus of the capital programs was the continued underground development of Guanacevi and Guanajuato mines, certain plant upgrade projects at Guanacevi and completing the plant expansion at Guanajuato, which was operating at 1000 tpd at the end of Q3, 2011.

At September 30, 2011, the Company held cash and short term investments of $107.8 million and working capital totaled $145.7 million, up 43% from the end of 2010.

Endeavour’s financial results are expressed in US dollars and are now prepared in accordance with International Financial Reporting Standards (“IFRS”). Our accounting policies have changed and the presentation, financial statement captions and terminology used in this news release and the accompanying unaudited financial statements differ from that used in all previously issued financial statements and quarterly and annual reports. The new policies have been consistently applied to all of the past periods presented in this news release and all prior period information has been restated or reclassified for comparative purposes unless otherwise noted. Shareholders are referred to the Company’s website for more information and further details on the conversion to IFRS are provided in Management’s Discussion and Analysis and in Note 17 to our Unaudited Condensed Consolidated Financial Statements for the quarter ended September 30, 2011. Click on the following links for the Third Quarter, 2011 Financial Statements - http://www.edrsilver.com/s/FinancialStatements.asp and Management’s Discussion and Analysis (“MD&A”) - http://www.edrsilver.com/s/MDA.asp.

Operating Results (see Consolidated Table of Operations)

Consolidated silver production climbed 8% to 858,138 oz and gold production jumped 7% to 4,725 oz in Q3, 2011 compared to Q3, 2010 thanks to higher plant throughput at Guanacevi, partially offset by lower recoveries at Guanajuato. As a result, consolidated silver and equivalent production rose 4% to 1.04 million oz (40:1 silver: gold ratio, no base metals) compared to Q3, 2010.

Consolidated plant throughputs in Q3, 2010 totaled 138,592 tonnes, up 9% compared to Q3, 2010 due to the benefits of the 2010 mine development program at both operations and the plant expansion at Guanacevi. The Guanacevi Mine averaged 952 tonnes per day (tpd) and the Guanajuato Mine averaged 554 tpd during the Third Quarter, 2011. Consolidated silver grades averaged 263 grams per tonne (gpt) silver (8.5 oz per ton) and gold grades averaged 1.47 gpt.  Consolidated silver recoveries averaged 73% and gold recoveries averaged 75%.

Guanacevi silver production for Q3, 2011 was 647,397 oz, up 11% compared to 585,422 oz and gold production was 1,933 oz, an increase of 25% compared to 1,545 oz in Q3, 2010.  Plant throughput was 87,662 tonnes at average grades of 305 gpt silver and 0.83 gpt gold compared to 75,039 tonnes grading 326 gpt silver and 0.77 gpt gold in Q3, 2010.  The increased silver and gold production is attributable to the 17% increase in plant throughput while silver grades were lower and gold grades were higher.

Guanajuato silver and gold production for Q3, 2011 was 211,341 oz and 2,993 oz, respectively, both similar to Q3, 2010 production of 211,632 silver oz and 3,060 gold oz.  Plant throughput was 50,930 tonnes at average grades of 190 gpt silver and 2.57 gpt gold compared to 51,560 tonnes grading 177 gpt silver and 2.45 gpt gold in Q3, 2010.  An increase in ore grades was offset by a drop in metal recoveries caused by an oil leak from one of the cone crushers into the mill feed which depressed recoveries into concentrate.  That problem was rectified during the quarter and should not recur.

Outlook for Fourth Quarter, 2011

In Q4, 2011, Endeavour anticipates its financial performance will continue to improve, reflecting the current high silver and gold prices and an increase in the Company’s precious metal production resulting from the newly expanded Guanajuato plant. Inflationary pressures on operating costs in the short term should be offset by the new economies of scale attained at the Guanajuato operations, as well as Endeavour’s rising gold by-product credit.

The Guanajuato plant expansion was completed on time and budget by the end of Q3, 2011 which facilitated a 60% increase in the production rate to 1,000 tpd in October.  The new 1,000 tpd plant circuit is now operating at capacity and the old 600 tpd circuit will continue to be utilized from time to time to top up the Q4 production rate to 1100 tpd until the year-end.  Once sufficient new reserves and resources have been delineated, Endeavour plans to ramp up production in future years to the combined 1,600 tpd mill capacity.  The Lucero vein continues to provide the bulk of the ore mined at Guanajuato, augmented by continuing production from the Cebada mine and initial production from our 2010 discoveries of the Karina, Fernanda and Daniela veins which are rapidly being developed underground.

The Guanacevi plant is currently producing at close to its 1,000 tonne per day (tpd) capacity and that should continue in Q4, 2011. Guanacevi currently draws 80% of its ore production from the Porvenir Norte Mine with the balance coming from Porvenir Dos, Porvenir Cuatro and Santa Cruz. Santa Cruz production will continue to escalate as mine development advances and Porvenir Dos will continue to decline as it nears the end of its mine-life early in 2012.

In Q3, 2011, Endeavour increased its 2011 exploration program and budget by 45% to an aggressive $13.3 million and 71,000 meters of drilling in order to expand exploration within three mining districts and initiate drilling on multiple exploration targets on newly-acquired properties such as La Presidenta and Lomas Bayas in Chile.

Q3, 2011 Conference Call at 10:00 am PST, Thursday, November 3, 2011

A conference call to discuss the Q3, 2011 financial and operating results will be held at 1:00 PM Eastern Time (10:00 AM Pacific Time) on Thursday, November 3, 2011. To participate in the conference call, please dial the following:

•	800-319-4610	Canada and USA (Toll-free)
•	604-638-5340	Vancouver Dial In
•	1-604-638-5340	Outside of Canada & USA
•	No passcode is necessary

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada & USA (Toll-free) or 1- 604-638-9010 outside of Canada and USA. The required pass code is 4890 followed by #

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chairman and CEO

About Endeavour Silver Corp. – Endeavour Silver is a mid-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted six consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier mid-tier silver mining company.

Contact Information - For more information, please contact Hugh Clarke Toll free at 877-685-9775, or tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com, website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2011, including revenue, cash cost and capital cost forecasts, silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital  and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); fluctuations in the price of consumed commodities, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, reliability of calculation of mineral reserves and resources and precious metal recoveries, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, global market events and conditions and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited-Prepared by Management)
(expressed in thousands of US dollars)

	September 30,	December 31,	January 1,
	2011	2010	2010

ASSETS

Current assets
Cash and cash equivalents	$92,800	$68,037	$26,702
Short term investments	14,961	20,009	-
Available for sale investments	15,505	3,632	4,521
Accounts receivable and prepaids	15,185	10,299	7,467
Inventories	20,948	12,883	6,032
Due from related parties	52	218	243
Total current assets	159,451	115,078	44,965

Long term deposits	600	778	1,153
Mineral property, plant and equipment	84,098	71,241	55,425
Total assets	$244,149	$187,097	$101,543

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$8,231	$9,464	$5,230
Current portion of promissory note	-	231	231
Accrued interest on convertible debentures	-	-	254
Income taxes payable	5,525	3,260	545
Total current liabilities	13,756	12,955	6,260

Promissory note	-	56	248
Provision for reclamation and rehabilitation	2,546	2,524	2,018
Deferred income tax liability	19,778	13,323	7,945
Liability portion of convertible debentures	-	-	3,666
Derivative liabilities	20,447	29,348	29,749
Total liabilities	56,527	58,206	49,886

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 85,942,564 shares (2010 - 80,720,420 shares)	246,875	205,862	109,413
Contributed surplus	7,400	7,793	7,319
Accumulated comprehensive income	(1,021)	1,444	537
Deficit	(65,632)	(86,208)	(65,612)
Total shareholders' equity	187,622	128,891	$51,657
Total liabilities and shareholders' equity	$244,149	$187,097	$101,543

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited- Prepared by Management)
(expressed in thousands of US dollars, except for shares and per share amounts)

	Three Months Ended		Nine Months Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2011	2010	2011	2010

Revenue	$38,776	$20,091	$110,491	$58,035

Cost of sales:
Direct production costs	10,997	10,710	33,465	29,400
Royalties	636	148	1,712	891
Stock-based compensation	170	173	337	493
Amortization and depletion	4,841	3,853	13,031	9,897
	16,644	14,884	48,545	40,681

Mine operating earnings	22,132	5,207	61,946	17,354

Expenses:
Exploration	3,093	1,346	6,818	3,810
General and administrative	2,964	2,187	8,109	6,306
	6,057	3,533	14,927	10,116

Operating earnings	16,075	1,674	47,019	7,238

Mark-to-market (gain) loss on derivative liabilities	5,777	4,746	13,408	900
Finance costs	8	4,736	27	7,214

Other income (expense):
Foreign exchange	(4,821)	184	(3,252)	225
Investment and other income	3,478	259	6,496	475
	(1,343)	443	3,244	700

Earnings (loss) before income taxes	8,947	(7,365)	36,828	(176)

Income tax expense:
Current income tax expense	1,557	559	8,818	660
Deferred income tax expense	4,293	1,649	7,462	5,223
	5,850	2,208	16,280	5,883

Net earnings (loss) for the period	3,097	(9,573)	20,548	(6,059)

Other comprehensive income, net of tax
Net change in fair value of available for sale investments	(2,616)	(95)	(2,465)	519

Comprehensive income (loss) for the period	481	(9,668)	18,083	(5,540)

Basic earnings (loss) per share based on net earnings	$0.04	$(0.15)	$0.25	$(0.10)
Diluted earnings per share based on net earnings	$0.04	$(0.15)	$0.24	$(0.10)

Basic weighted average number of shares outstanding	85,159,320	65,511,785	83,349,279	63,004,088
Diluted weighted average number of shares outstanding	87,599,601	65,511,785	85,312,465	63,004,088

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, except share amounts)

	Three Months Ended		Nine Months Ended
	Sept 30	Sept 30	Sept 30	Sept 30
	2011	2010	2011	2010

Operating activities
Net earnings (loss) for the period	$3,097	$(9,573)	$20,548	$(6,059)
Items not affecting cash:
Stock-based compensation	1,498	1,353	3,399	3,611
Depreciation and depletion	4,885	3,901	13,146	10,028
Deferred income tax provision	2,704	1,949	6,454	5,523
Unrealized foreign exchange loss (gain)	3,539	87	2,069	(130)
Mark to market loss (gain) on derivative liability	5,777	4,746	13,408	900
Loss on conversion of convertible debentures	-	4,398	-	5,519
Finance costs	8	330	23	1,664
Allowance for related party recievable	180	-	180	-
(Gain) loss on marketable securities	(1,086)	(143)	(995)	(190)
Net changes in non-cash working capital	(6,272)	(2,118)	(8,007)	(10,130)
Cash from operating activities	14,330	4,930	50,225	10,736

Investing activites
Property, plant and equipment expenditures	(10,848)	(9,866)	(30,216)	(22,637)
Investment in short term investments	(8,787)	-	(27,358)	(1,021)
Proceeds from sale of short term investments	18,432	1,996	19,063	3,214
Investment in long term deposits	-	(49)	-	(49)
Proceeds from long term deposits	-	-	178	-
Cash used in investing activities	(1,203)	(7,919)	(38,333)	(20,493)

Financing activities
Common shares issued, net of issuance costs	5,468	1,471	14,940	3,373
Interest paid	-	(364)	-	(989)
Cash from financing activites	5,468	1,107	14,940	2,384

Effect of exchange rate change on cash and cash equivalents	(3,536)	152	(2,069)	317
Increase (decrease) in cash and cash equivalents	18,595	(1,882)	26,832	(7,373)
Cash and cash equivalents, beginning of period	77,741	21,376	68,037	26,702
Cash and cash equivalents, end of period	$92,800	$19,646	$92,800	$19,646

ENDEAVOUR SILVER CORP.
COMPARATIVE TABLE OF CONSOLIDATED MINE OPERATIONS
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, except share amounts)

Period	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne
Production 2011 Year:
Q1, 2011	141,942	263	1.36	900,133	5,008	75.0	81.0	4.62	79.30
Q2, 2011	136,958	266	1.36	850,476	4,831	72.7	80.6	6.98	96.69
Q3, 2011	138,592	263	1.47	858,738	4,926	73.4	75.2	5.03	91.47
Q4, 2011
YTD 2011	417,492	264	1.40	2,609,347	14,765	73.7	78.9	5.53	89.05
Production 2010 Year:
Q1, 2010	112,963	270	1.34	766,210	3,775	78.3	78.7	6.69	79.45
Q2, 2010	123,825	267	1.32	826,439	4,460	77.6	84.9	6.57	86.69
Q3, 2010	126,599	265	1.45	797,054	4,607	73.8	77.8	6.11	81.35
Q4, 2010	143,623	267	1.37	895,931	4,871	72.6	76.7	5.08	80.86
YTD 2010	507,010	267	1.37	3,285,634	17,713	75.4	79.4	6.08	82.10
Production 2009
Q1, 2009	85,731	271	1.02	572,785	2,335	78.8	86.7	7.94	74.69
Q2, 2009	90,338	259	1.16	584,486	2,768	77.2	85.0	7.53	79.46
Q3, 2009	93,276	271	1.42	661,903	3,604	79.6	84.6	5.64	78.91
Q4, 2009	115,482	270	1.62	779,344	4,591	77.8	76.2	4.92	79.07
Total	384,827	268	1.33	2,598,518	13,298	78.3	82.6	6.36	78.14

Q3, 2011 : Q3, 2010	9%	-1%	1%	8%	7%	-1%	-3%	-18%	12%

Q3, 2011 : Q2, 2011	1%	-1%	8%	1%	2%	1%	-7%	-28%	-5%

YTD 2011:YTD 2010	15%	-1%	2%	9%	15%	-4%	-2%	-9%	8%